Mail Stop 3561

January 23, 2008

Eng Kok Yap, President
Lans Holdings Inc.
Penthouse Menara Antara,
No 11 Jalan Bukit Ceylon
Kuala Lumpur, Malaysia

> **Re: Lans Holdings Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 28, 2007**
> **File No. 333-148395**

Dear Mr. Yap:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you were incorporated in the State of Nevada on November 13, 2007. We further note that you issued the 950,000 shares of common stock that are the subject of this registration statement on June 30, 2007. It is unclear to us how you offered shares and completed your offering of securities in reliance on Regulation S prior to your incorporation. Please provide us with an analysis of how you offered and issued these shares prior to your incorporation and why you believe that it is appropriate to register them at this time.

Selling Shareholders, page 17

2. We note on page 20 a selling shareholder listed as "Hafizah Binti Che Amid@ Ab. Hamid." Please revise to clearly state the name of this selling shareholder.

Exhibits

3. Please file as an exhibit the form of subscription or purchase agreement used in the Regulation S offering you conducted in June, 2007.

Exhibit 5.1

4. We note the language in the second to last and last paragraph, "[m]y opinion speaks only as of the date hereof." Please be aware that in order for your registration statement to become effective, it will be necessary for counsel to re-file an opinion dated as of the effective date or revise the opinion to state that counsel has no obligation to update the opinion as of the date of effectiveness. Alternatively, counsel should remove the limitation from the opinion.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David S. Jennings, Esq.